UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.

(Name of Subject Company (Issuer))

OVERSEAS SHIPHOLDING GROUP, INC.

(Offeror)

Common Units representing limited partner interests

(Title of Class of Securities)

671028 10 8

(CUSIP Number of Class of Securities)

James I. Edelson, Esq.

Overseas Shipholding Group, Inc.

666 Third Avenue

New York, New York 10017

(212) 953-4100

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gary L. Sellers, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

Calculation of Filing Fee:

Transaction Valuation	Amount of Filing Fee

N/A	N/A

[ ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

[ X ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ] third party tender offer subject to Rule 14d-1.

[	] issuer tender offer subject to Rule 13e-4.

[ X ]  going-private transaction subject to Rule 13e-3.

[	] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [ ]

 Items 1-11.

N/A

Item 12. Exhibits.

Exhibit (a)(1): Press Release Issued by Overseas Shipholding Group, Inc. on September 24, 2009

Item 13. Information Required by Schedule 13E-3.

N/A

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Press Release Issued by Overseas Shipholding Group, Inc. on September 24, 2009